Arbol

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Brex Cash Account (4277) - 1	44,283.23
Cash	-190.29
M&T Tailored Business Checking (6470) - 2	85,165.58
Total Bank Accounts	**$129,258.52**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$129,258.52**
TOTAL ASSETS	**$129,258.52**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex Card Account - 1	-111.76
Total Credit Cards	**$ -111.76**
Other Current Liabilities	
Due to Owners	10,601.70
Student Reserves	193.30
Total Other Current Liabilities	**$10,795.00**
Total Current Liabilities	**$10,683.24**
Long-Term Liabilities	
Long-term business loans	
Future Equity Obligations LNY	60,000.00
Future Equity Obligations UB	100,000.00
Future Equity Obligations Wefunder	62,742.00
Total Long-term business loans	**222,742.00**
Total Long-Term Liabilities	**$222,742.00**
Total Liabilities	**$233,425.24**
Equity	
Additional paid in capital	35,100.00
Opening balance equity	0.00
Retained Earnings	-16,872.70
Net Income	-122,394.02
Total Equity	**$ -104,166.72**
TOTAL LIABILITIES AND EQUITY	**$129,258.52**